

September 11, 2013

<u>Via E-mail</u>
Paul A. Scoff
Vice President, General Counsel and Secretary
Sprague Resources LP
c/o Sprague Energy Corp.
Two International Drive, Suite 200
Portsmouth, New Hampshire 03801

> **Re: Sprague Resources LP**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 30, 2013**
> **File No. 333-175826**

Dear Mr. Scoff:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

General

1. We note your use of the terms "cash available for distribution" and "distributable cash flow." Please revise your disclosure throughout your filing to clarify the meaning of each such term, and to clarify any differences between them.

Non-GAAP Financial Measures, page 23

2. We note your response to comment 1 in our letter dated August 15, 2013. Based on the manner in which you have presented adjusted EBITDA, it appears that you intend for this to represent a performance measure. In view of this, please revise the manner in which you have reflected derivative activity to remove the adjustments related to unrealized gains and losses and replace them with the following adjustments:

   - an adjustment to remove the entire gain or loss reflected in your GAAP net income or loss, and

   - an adjustment to reflect realized gains and losses on derivatives, calculated as proceeds received or paid at settlement less any amounts paid to enter into settled contracts.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-6

3. We note your response to comment 3 in our letter dated August 15, 2013. Your response and the disclosure in your filing indicate that cash will be drawn from your credit facility to fund a dividend immediately prior to the consummation of your offering. Please revise to provide pro forma balance sheet information reflecting the accrual for this dividend on the face of your historical balance sheet. In addition, please tell us how you considered providing pro forma earnings per share information giving effect to the number of shares whose proceeds would be necessary to pay this dividend. Refer to SAB Topic 1B3.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

Ethan Horowitz *for*

H. Roger Schwall
Assistant Director

cc: Adorys Velazquez
Vinson & Elkins LLP